Contact

www.linkedin.com/in/alexvalley
(LinkedIn)

Top Skills

Communication
Customer Service
Marketing

Alex Valley

CEO, Unity Wellness Co. CBD beverages. Forbes Next 1,000.
Nashville

Experience

Unity Wellness Co
CEO / Founder
February 2018 - Present (4 years 4 months)
Greater Los Angeles Area

The best tasting, most beneficial CBD beverages on the market.

VYBES
VYBES
July 2017 - February 2018 (8 months)
Greater Los Angeles Area

Amogam, LLC
Director Of Marketing
November 2016 - June 2017 (8 months)

Long Range Contracting, LLC
CMO / Co-Founder
August 2015 - May 2016 (10 months)
Fargo, North Dakota

Acquired. A fiber-optic communications based company enabling telecom companies.

Bison Auto Works
Co-founder
January 2010 - December 2013 (4 years)
Hazen, ND

Acquired. A car dealership focused on quality over quantity.

Education

Valley City State University
Bachelor's degree, Management Information Systems, General

North Dakota State University